Item 8—Consolidated Financial Statements

Encore Capital Group, Inc.

Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Encore Capital Group, Inc.

San Diego, California

We have audited the accompanying consolidated statements of financial condition of Encore Capital Group, Inc. and its subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Encore Capital Group, Inc. and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2005 the Company adopted the provisions of Statement of Position 03-03, “Accounting for Certain Debt Securities in a Transfer” to account for its investment in receivable portfolios.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Encore Capital Group, Inc’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2006 expressed an unqualified opinion thereon. As described in management’s report on Internal Control over Financial Reporting, management has excluded Ascension Capital from its assessment of Internal Control over Financial Reporting as of December 31, 2005 because it was acquired by the Company in a purchase business combination during 2005. We have also excluded Ascension Capital from our audit of Internal Control over Financial Reporting. Ascension Capital is a wholly owned subsidiary of the Company whose total assets and total revenue represented 8.0% and 2.5%, respectively of the related consolidated financial statements amounts of the Company as of and for the year ended December 31, 2005.

/s/ BDO Seidman, LLP

Costa Mesa, California

February 16, 2006

Encore Capital Group, Inc.

Consolidated Statements of Financial Condition

(In Thousands, Except Par Value Amounts)

	December 31, 2005	December 31, 2004
Assets
Cash and cash equivalents	$7,026	$9,731
Investment in marketable securities	—	40,000
Restricted cash	4,212	3,432
Accounts receivable, net	5,515	—
Investment in receivables portfolios, net	256,333	137,963
Property and equipment, net	5,113	3,360
Prepaid income tax	4,289	24
Purchased servicing asset	3,035	—
Deferred tax assets, net	2,040	361
Forward flow asset	38,201	—
Other assets	16,065	6,271
Goodwill	14,148	—
Identifiable intangible assets, net	5,227	—

Total assets	$361,204	$201,142

Liabilities and stockholders’ equity
Liabilities:
Accounts payable and accrued liabilities	$23,101	$17,418
Accrued profit sharing arrangement	16,528	20,881
Deferred revenue	3,326	—
Purchased servicing obligation	1,776	—
Debt	198,121	66,828

Total liabilities	242,852	105,127

Commitments and contingencies
Stockholders’ equity:
Convertible preferred stock, $.01 par value, 5,000 shares authorized, and no shares issued and outstanding	—	—
Common stock, $.01 par value, 50,000 shares authorized, and 22,651 shares and 22,166 shares issued and outstanding as of December 31, 2005 and 2004, respectively	227	222
Additional paid-in capital	57,989	66,788
Accumulated earnings	59,925	28,834
Accumulated other comprehensive income	211	171

Total stockholders’ equity	118,352	96,015

Total liabilities and stockholders’ equity	$361,204	$201,142

See accompanying notes to consolidated financial statements.

Encore Capital Group, Inc.

Consolidated Statements of Operations

(In Thousands, Except Per Share Amounts)

	Years ended December 31,
	2005	2004	2003
Revenues
Revenue from receivable portfolios, net	$215,931	$177,783	$115,882
Servicing fees and other related revenue	5,904	692	1,620

Total revenues	221,835	178,475	117,502

Operating expenses
Salaries and employee benefits	52,410	47,193	39,286
Cost of legal collections	35,090	28,202	15,827
Other operating expenses	16,973	13,645	11,335
Collection agency commissions	17,287	4,786	—
General and administrative expenses	13,375	9,212	6,509
Depreciation and amortization	2,686	1,951	2,023

Total operating expenses	137,821	104,989	74,980

Income before other income (expense) and income taxes	84,014	73,486	42,522

Other income (expense)
Interest expense	(32,717)	(35,330)	(20,479)
Other income	929	690	7,380

Total other expense	(31,788)	(34,640)	(13,099)

Income before income taxes	52,226	38,846	29,423
Provision for income taxes	(21,135)	(15,670)	(11,003)

Net income	31,091	23,176	18,420
Preferred stock dividends	—	—	(374)

Net income available to common stockholders	$31,091	$23,176	$18,046

Basic—earnings per share computation:
Net income available to common stockholders	$31,091	$23,176	$18,046

Weighted average shares outstanding	22,299	22,072	10,965

Earnings per share—Basic	$1.39	$1.05	$1.65

Diluted—earnings per share computation:
Net income available to common stockholders	$31,091	$23,176	$18,046
Interest expense on convertible notes, net of tax	207	—	—
Preferred stock dividends	—	—	374

Income available to common stockholders assuming conversion of convertible notes	$31,298	$23,176	$18,420

Weighted average shares outstanding	22,299	22,072	10,965
Incremental shares from assumed conversion of warrants, options, and preferred stock	1,240	1,409	9,908
Incremental shares from assumed conversion of convertible notes	459	—	—

Diluted weighted average shares outstanding	23,998	23,481	20,873

Earnings per share—Diluted	$1.30	$0.99	$0.88

See accompanying notes to consolidated financial statements.

Encore Capital Group, Inc.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

(In Thousands)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Equity	Comprehensive Income
	Shares	Par	Shares	Cost
Balance at December 31, 2002	7,411	$74	1,000	$10	$31,479	$(12,388)	$367	$19,542
Net income	—	—	—	—	—	18,420	—	18,420	$18,420
Other comprehensive income: unrealized gain on non-qualified deferred compensation plan assets	—	—	—	—	—	—	46	46	46
Other comprehensive loss: decrease in unrealized gain on investment in retained interest, net of tax	—	—	—	—	—	—	(307)	(307)	(307)
Preferred dividends	—	—	—	—	—	(374)	—	(374)	—
Preferred stock converted to common stock	10,000	100	(1,000)	(10)	(90)	—	—	—	—
Net proceeds from issuance of common stock	3,000	30	—	—	30,101	—	—	30,131	—
Exercise of common stock warrants	957	10	—	—	615	—	—	625	—
Exercise of stock options	635	6	—	—	608	—	—	614	—
Tax benefits related to stock option exercises	—	—	—	—	2,546	—	—	2,546	—
Amortization of stock options issued at below market	—	—	—	—	128	—	—	128	—

Balance at December 31, 2003	22,003	220	—	—	65,387	5,658	106	71,371	$18,159

Net income	—	—	—	—	—	23,176	—	23,176	$23,176
Other comprehensive income: unrealized gain on non-qualified deferred compensation plan assets	—	—	—	—	—	—	86	86	86
Other comprehensive loss: decrease in unrealized gain on investment in retained interest, net of tax	—	—	—	—	—	—	(21)	(21)	(21)
Exercise of stock options	163	2	—	—	167	—	—	169	—
Tax benefit related to stock option exercises	—	—	—	—	1,125	—	—	1,125	—
Amortization of stock options issued at below market	—	—	—	—	109	—	—	109	—

Balance at December 31, 2004	22,166	222	—	—	66,788	28,834	171	96,015	$23,241

Net income	—	—	—	—	—	31,091	—	31,091	$31,091
Other comprehensive income: unrealized gain on non-qualified deferred compensation plan assets	—	—	—	—	—	—	40	40	40
Issuance of common stock for acquisition of business	230	2	—	—	3,997	—	—	3,999	—
Exercise of stock options	255	3	—	—	1,210	—	—	1,213	—
Sale of warrants associated with convertible notes	—	—	—	—	11,573	—	—	11,573	—
Purchase of call options associated with convertible notes	—	—	—	—	(27,418)	—	—	(27,418)	—
Tax benefit from convertible note interest expense	—	—	—	—	490	—	—	490	—
Tax benefit related to stock option exercises	—	—	—	—	1,258	—	—	1,258	—
Amortization of stock options issued at below market	—	—	—	—	91	—	—	91	—

Balance at December 31, 2005	22,651	$227	—	$—	$57,989	$59,925	$211	$118,352	$31,131

See accompanying notes to consolidated financial statements.

Encore Capital Group, Inc.

Consolidated Statements of Cash Flows

(In Thousands)

	Years ended December 31,
	2005	2004	2003
Operating activities
Gross collections	$292,163	$234,676	$190,519
Proceeds from litigation settlement	—	—	11,100
Less:
Amounts collected on behalf of third parties	(1,052)	(2,337)	(4,750)
Amounts applied to principal on receivable portfolios	(72,044)	(54,557)	(70,578)
Legal and other costs related to litigation settlement	—	—	(3,198)
Servicing fees	451	692	1,620
Operating expenses	(128,355)	(98,470)	(71,605)
Interest payments	(7,139)	(2,892)	(5,222)
Contingent interest payments	(27,541)	(24,128)	(14,455)
Other income	929	690	295
Decrease (increase) in restricted cash	(780)	(2,590)	2,263
Income taxes	(25,406)	(14,672)	(2,018)

Net cash provided by operating activities	31,226	36,412	33,971

Investing activities
Cash paid for Jefferson Capital	(142,862)	—	—
Cash paid for Ascension Capital Group	(15,970)	—	—
Escrow deposit on employee retention contract	(2,000)	—	—
Purchases of receivable portfolios	(94,689)	(103,374)	(89,834)
Collections applied to principal of receivable portfolios	72,044	54,557	70,578
Purchases of marketable securities	—	(40,000)	—
Proceeds from the sale of marketable securities	40,000	—	—
Proceeds from put-backs of receivable portfolios	1,996	1,185	799
Purchases of property and equipment	(2,863)	(2,525)	(1,015)

Net cash used in investing activities	(144,344)	(90,157)	(19,472)

Financing activities
Proceeds from notes payable and other borrowings	191,367	78,676	78,226
Proceeds from convertible note borrowings	100,000	—	—
Proceeds from sale of warrants associated with convertible notes	11,573	—	—
Purchase of call options associated with convertible notes	(27,418)	—	—
Repayment of notes payable and other borrowings	(160,947)	(53,288)	(85,478)
Proceeds from sale of common stock, net	—	—	30,131
Proceeds from exercise of common stock options and warrants	1,213	169	1,239
Capitalization of loan fees	(5,816)	(494)	(245)
Payments of preferred dividends	—	—	(374)
Net borrowing (repayment) of capital lease obligations	441	(199)	(138)

Net cash provided by financing activities	110,413	24,864	23,361

Net increase (decrease) in cash	(2,705)	(28,881)	37,860
Cash and cash equivalents, beginning of year	9,731	38,612	752

Cash and cash equivalents, end of year	$7,026	$9,731	$38,612

See accompanying notes to consolidated financial statements.

Encore Capital Group, Inc.

Consolidated Statements of Cash Flows (continued)

Reconciliation of Net Income to Net Cash Provided by Operating Activities

(In Thousands)

	Years ended December 31,
	2005	2004	2003
Net income	$31,091	$23,176	$18,420
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,686	1,951	2,023
Amortization of loan costs	817	76	603
Amortization of debt discount	—	—	742
Amortization of stock based compensation	91	109	128
Tax benefit from convertible note interest expense	490	—	—
Tax benefit from stock option exercises	1,258	1,125	2,722
Deferred income tax (benefit) expense	(2,062)	815	5,456
Impairment on receivable portfolios	3,143	—	—
Changes in operating assets and liabilities
(Increase) decrease in restricted cash	(780)	(2,590)	2,263
Increase in other assets	(2,956)	(2,254)	(1,339)
Increase in prepaid income tax	(4,265)	—	—
(Decrease) increase in accrued profit sharing arrangement	(4,353)	8,132	1,569
Increase in accounts payable and accrued liabilities	6,066	5,872	1,384

Net cash provided by operating activities	$31,226	$36,412	$33,971

Supplemental schedules of non-cash investing activities:
Property and equipment acquired under capital leases	$721	$—	$253
The Company acquired substantially all the assets and assumed certain liabilities of Ascension Capital Group, Ltd.
Fair value of assets acquired	$25,400	$—	$—
Fair value of liabilities assumed	(4,421)	—	—

Total purchase price	$20,979	—	—

Cash paid at closing	$15,970	—	—
Purchase price adjustment payable	1,010	—	—
Common stock issued	3,999	—	—

Total purchase price	$20,979	$—	$—

See accompanying notes to consolidated financial statements.

Note 1: Ownership, Description of Business, and Significant Accounting Policies

Encore Capital Group, Inc. together with its subsidiaries (“Encore”) is a systems-driven purchaser and manager of charged-off consumer receivable portfolios and provider of bankruptcy services to the finance industry. Encore acquires its receivable portfolios at deep discounts from their face values using its proprietary valuation process that is based on the consumer attributes of the underlying accounts. Based upon Encore’s ongoing analysis of these accounts, it employs a dynamic mix of collection strategies to maximize its return on investment. The receivable portfolios Encore purchases consist primarily of unsecured, charged-off domestic consumer credit card receivables purchased from national financial institutions, major retail credit corporations, and resellers of such portfolios. Acquisitions of receivables portfolios are financed by operations and by borrowings from third parties. See Note 7 to the consolidated financial statements for further discussion of debt.

Basis of Consolidation

Encore is a Delaware holding company whose principal assets are its investments in various wholly owned subsidiaries (collectively the “Company”). Encore also has a wholly owned subsidiary, Midland Receivables 98-1 Corporation, which is not consolidated, but was recorded as an investment in retained interest on the Company’s audited consolidated statements of financial condition. During the second quarter of 2004, the investment in retained interest was fully recovered. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Management has made significant estimates with respect to the rate of return established to recognize accretion revenue on its receivable portfolios and with respect to the impairment of receivable portfolios. In connection with these estimates, management has made significant estimates with respect to the timing and amount of collections of future cash flows from receivable portfolios owned, and in prior years, those underlying the Company’s retained interest. Every quarter since the fourth quarter of 2003, the Company has updated its collection forecasts of the remaining cash flows of its receivables portfolios utilizing its internally developed forecasting model, the Unified Collection Score (“UCS”).

The Company utilizes its UCS model to project the remaining cash flows from its receivable portfolios, considering known data about the Company’s customers’ accounts, including, among other things, the Company’s collection experience, and changes in external customer factors, in addition to all data known when it acquired the accounts. The Company routinely evaluates and implements enhancements to its UCS model.

Significant estimates have also been made with respect to the Company’s contingent interest obligation (see Note 7), the realizability of the Company’s net deferred court costs, forward flow asset (see Note 2), other assets (see Note 2), intangible assets (see Note 2) and purchased servicing asset (see Note 6), net deferred tax assets (see Note 10), and the Company’s potential liabilities with respect to its self insured workers compensation and health benefits plans (see Note 12). Actual results are likely to materially differ from these estimates, making it reasonably possible that a material change in these estimates could occur within one year.

Cash and Cash Equivalents

Cash and Cash equivalents consist of highly liquid investments with maturities of three months or less at the date of purchase. The Company invests its excess cash in bank deposits, money market, and short term commercial debt, which are afforded the highest ratings by nationally recognized rating firms. The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents approximates its fair value.

Investments in Marketable Securities

Securities classified as available-for-sale are carried at estimated fair value, as determined by quoted market prices, with unrealized gains and losses reported as a separate component of comprehensive income. At December 31, 2005, the Company had no investments that were classified as trading or held-to-maturity as defined by the Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Interest on securities classified as available-for-sale is included in interest income.

Restricted Cash

Restricted cash primarily represents temporarily unidentified Company collections, collections held on behalf of lenders and collateral requirements for the Company’s self insurance policies.

Investment in Receivables Portfolios

Prior to January 1, 2005, the Company accounted for its investment in receivable portfolios utilizing the interest method under the provisions of the AICPA’s Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Commencing January 1, 2005, the Company began accounting for its investment in receivable portfolios utilizing the interest method in accordance with the provisions of AICPA issued Statement of Position 03-03 (“SOP 03-03”), “Accounting for Certain Debt Securities in a Transfer”. SOP 03-03 addresses accounting for differences between initial estimated cash flows expected to be collected from purchased receivables, or “pools,” and subsequent changes to those estimated cash flows. SOP 03-03 limits the revenue that may be accreted, (also known as accretable yield), to the excess of the Company’s estimate of undiscounted cash flows expected to be collected over the Company’s investment, or cost basis, in the pool. The effective interest rate applied to the cost basis of the pool is to remain level, or “static” throughout the life of the pool unless there is an increase in subsequent expected cash flows. Subsequent increases in cash flows expected to be collected generally are recognized prospectively through an upward adjustment of the pool’s effective interest rate over its remaining life. Subsequent decreases in expected cash flows do not change the effective interest rate, but are recognized as an impairment of the cost basis of the pool, and are reflected in the consolidated statement of operations as a reduction in revenue with a corresponding valuation allowance offsetting the investment in receivable portfolios in the consolidated statement of financial condition.

As permitted by SOP 03-03, static pools are established on a quarterly basis with accounts purchased during the quarter that have common risk characteristics. Discrete receivable portfolio purchases during a quarter are aggregated into pools based on these common risk characteristics. Once a static pool is established, the portfolios are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because the Company expects to collect a relatively small percentage of each static pool’s contractual receivable balance. As a result, receivable portfolios are recorded at cost at the time of acquisition. Upon adoption of SOP 03-03, all portfolios with common risk characteristics purchased prior to the adoption of SOP 03-03 were aggregated by quarter of purchase.

The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of revenue from receivable portfolios, for collections applied to the cost basis of receivable portfolios and for provision for loss on impairment. Revenue from receivable portfolios is accrued based on each pool’s effective interest rate applied to each pool’s adjusted cost basis. The cost basis of each pool is increased by revenue earned and decreased by gross collections and impairments. The effective interest rate is the internal rate of return derived from the timing and amounts of actual cash received and anticipated future cash flow projections for each pool.

Collections realized after the net book value of a portfolio has been fully recovered (“Zero Basis Portfolios”) are recorded as revenue (“Zero Basis Revenue”).

Acquisitions

The Company’s acquisitions are accounted for as business combinations in accordance with Statement of Financial Accounting Standards No. 141, “Business Combination.” (“SFAS 141”). Accounting for these transactions as purchase business combinations requires the allocation of purchase price paid to the assets acquired and liabilities assumed based on their fair values as of the date of the acquisition. The amount paid in excess of the fair value of net assets acquired is accounted for as goodwill.

In accordance with SFAS 141, Emerging Issues Task Force (“EITF”) No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree”, and EITF 04-11 “Accounting in a Business Combination for Deferred Postcontract Customer Support,” the Company valued the Chapter 7 & 13 bankruptcy “in place” accounts remaining performance obligation over the remaining average life on a fair value basis, scheduled any associated future billings, and present valued the amounts back to the purchase date of August 30, 2005. The fair value of the remaining performance obligation was obtained by determining the direct and incremental cost required to complete performance plus a normal profit margin. The process resulted in accounts having a purchased servicing obligation or purchased servicing asset depending on the amount of future performance obligation verses future billings. The liability/asset is then accreted to revenue/amortized to expense in the same amount and future month as was estimated in the service obligation valuation. See Note 2 for a further discussion on the Company’s acquisitions.

Deferred Revenue

Ascension Capital’s services include, among others, negotiating bankruptcy plans, monitoring and managing the consumer’s compliance with bankruptcy plans, and recommending courses of action to clients when there is a deviation from a bankruptcy plan. The Company accounts for post-acquisition revenue related to the bankruptcy account services provided by Ascension Capital in accordance with EITF No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) and SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). Revenue for a given account is allocated between the servicing and litigation deliverables based on their relative fair values and recognized according to whether the referred account is the subject of a Chapter 7 or a Chapter 13 bankruptcy proceeding.

The servicing deliverable for Chapter 7 accounts is focused on the completion of the bankruptcy process as a whole to the most favorable possible conclusion for the customer. As a result, revenue is deferred and not recognized until the bankruptcy case is closed (dismissal/discharge). The litigation deliverable is an as incurred event with revenue recognized based on the historical percentage of accounts litigated over the average duration of an account. The average duration period Ascension Capital services Chapter 7 bankruptcy is seven months, which will be periodically reviewed for changes.

Chapter 13 bankruptcy proceedings, also known as reorganizations, are generally designed to restructure an individual’s debts and allow them to propose a repayment plan detailing how they are going to pay back their debts over the plan period. The responsibility of Ascension Capital is to ensure the client claim is recognized by the court to the maximum benefit of the Ascension Capital customer and to monitor and/or collect the debtor payments throughout the confirmed bankruptcy plan term. The average duration period Ascension Capital services a Chapter 13 bankruptcy is thirty-five months. Given the nature and duration of a Chapter 13 proceeding, the monthly servicing deliverable provided relative to a Chapter 13 referred account is considered “delivered” each month and revenue is ratably recognized, including any upfront fees received by the Company, over time as the services are provided. The litigation deliverable is an as incurred event with revenue recognized based on the historical percentage of accounts litigated over the average duration of an account. The average duration period for Chapter 13 bankruptcy will be periodically reviewed for changes.

Forward Flow Asset

In connection with the Company’s acquisition of a business in June 2005 (see Note 2), the Company entered into a forward flow agreement to purchase a minimum of $3.0 billion in face value of credit card charge-offs over the subsequent five years at a fixed price. The Company allocated $42.5 million of the acquisition purchase price to this agreement, which is reflected on the consolidated statement of financial condition as forward flow asset. The Company allocates a portion of the forward flow asset to the cost basis of receivable portfolio purchases under the forward flow agreement based on the proportion the purchase represents to the total purchase commitment, as adjusted for the time-value of money. The Company allocated $4.3 million of the forward flow asset to the cost basis of receivable portfolios purchased during the the year ended December 31, 2005. As part of this forward flow agreement, the seller is obligated to sell a predetermined minimum amount of charged-off credit card accounts to the Company. The forward flow agreement contains penalty provisions if the seller fails to meet such minimum requirements. Any monies received pursuant to such penalty provisions would be applied to the carrying balance of the forward flow asset. The Company routinely evaluates the forward flow asset carrying balance for impairment.

Identifiable Intangibles Assets and Goodwill

With the acquisition of Jefferson Capital Systems, LLC and Ascension Capital Group, Ltd. during 2005, the Company purchased certain tangible and intangible assets, which includes goodwill. In accordance with the Statement of Financial Accounting Standards, SFAS No. 142 (“FAS 142”), “Goodwill and other Intangibles Assets,” the Company’s identifiable intangible assets, which all fall into one intangible asset class, are recorded at cost and are amortized over their estimated useful lives. The estimated useful lives range from four to seven years (see note 2). Acquired identifiable intangible assets are presented net of accumulated amortization of $0.8 million as of December 31, 2005. The estimated annual aggregate of amortization for intangibles assets is $1.6 million, $1.1 million, $0.8 million, $0.6 million and $0.4 million, from December 31, 2006 through 2010, respectively. Goodwill, (see note 3), pursuant to FAS 142, is not amortized, but rather reviewed annually for impairment.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets, exclusive of Goodwill, by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. The Company believes the future cash flows to be received from the long-lived assets will exceed the assets’ carrying value, and, accordingly, the Company has not recognized any impairment losses through December 31, 2005.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Fixed Asset Category	Estimated Useful Life
Leasehold improvements	Lesser of lease term or useful life
Furniture and fixtures	5 to 7 years
Computer hardware and software	3 to 5 years

Maintenance and repairs are charged to expense in the year incurred. Expenditures for major renewals that extend the useful lives of fixed assets are capitalized and depreciated over the useful lives of such assets.

Deferred Court Costs

The Company contracts with a nationwide network of attorneys that specialize in collection matters. The Company generally refers charged-off accounts to its contracted attorneys when it believes the related debtor has sufficient assets to repay the indebtedness and has to date been unwilling to pay. In connection with the Company’s agreement with the contracted attorneys, it advances certain out-of-pocket court costs (“Deferred Court Costs”). The Company capitalizes these costs in its consolidated financial statements and provides a reserve for those costs that it believes will be ultimately uncollectible. The Company determines the reserve based on its analysis of court costs that have been advanced, recovered, and anticipate recovering. Deferred Court Costs, net of the valuation reserves, were $3.8 million and $1.8 million as of December 31, 2005 and 2004, respectively.

Contingent Interest

Under the terms of the Company’s Secured Financing Facility, once the Company repays the lender for the notes for each purchased portfolio and collects sufficient amounts to recoup its initial cash investment in each purchased portfolio, the Company shares the residual collections (“Contingent Interest”) from the receivable portfolios, net of its servicing fees, with the lender. The Company makes estimates with respect to the timing and amount of collections of future cash flows from these receivable portfolios. Based on these estimates, the Company records a portion of the estimated Contingent Interest as accrued profit sharing arrangement and interest expense. See Note 7 to the consolidated financial statements for further discussion of Contingent Interest.

Income Taxes

The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Deferred income taxes are recognized based on the differences between the financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized (see Note 10). The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” When the Company prepares its consolidated financial statements, it estimates income taxes based on the various jurisdictions where it conducts business. This requires the Company to estimate current tax exposure and to assess temporary differences that result from differing treatments of certain items for tax and accounting purposes. Deferred income taxes are recognized based on the differences between financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company then assesses the likelihood that deferred tax assets will be realized. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. When the Company establishes a valuation allowance or increases this allowance in an accounting period, it records a corresponding tax expense on the consolidated statement of operations. See Note 10 to the consolidated financial statements for further discussion of income taxes.

Management must make significant judgments to determine the provision for income taxes, deferred tax assets and liabilities and any valuation allowance to be recorded against the net deferred tax asset. The Company net deferred tax asset as of December 31, 2005 was $2.0 million. The Company has not recorded a valuation allowance based on its estimates of taxable income for the jurisdictions in which it operates and the period over which the deferred tax assets will be realizable.

While the Company has considered future taxable income in assessing the need for the valuation allowance, it could be required to increase the valuation allowance to take into account additional deferred tax assets that it may be unable to realize. An increase in the valuation allowance would have an adverse impact, which could be material, on the Company’s income tax provision and net income in the period in which it makes the increase.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation.” The Company also has adopted the pro forma disclosure requirements of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123” (“SFAS 148”).

In accordance with APB 25, compensation cost relating to stock options granted by the Company is measured as the excess, if any, of the market price of the Company’s stock at the date of grant over the exercise price of the stock options. This expense is recognized over the vesting period of the stock options.

As required by SFAS 148 and SFAS 123, the Company provides pro forma net income and pro forma net income per common share disclosures for stock-based awards made during the periods presented as if the fair-value-based method defined in SFAS 123 had been applied.

The fair value for options granted was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31:

	2005	2004	2003
Weighted average fair value of options granted	$13.45	$15.21	$5.33
Risk free interest rate	4.15%	3.3%	3.0%
Dividend yield	0.0%	0.0%	0.0%
Volatility factors of the expected market price of the Company’s common stock	117%	132%	112%
Weighted-average expected life of options	5 Years	5 Years	5 Years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information for the years ended December 31 is as follows (in thousands, except per share amounts):

	2005	2004	2003
Net income, as reported	$31,091	$23,176	$18,420
Plus: Stock-based employee compensation expense included in reported net income, net of tax	54	65	80
Less: Total stock-based employee compensation expense determined under a fair value based method, net of tax	(3,011)	(1,600)	(912)

Pro forma net income	$28,134	$21,641	$17,588

Earnings per share:
Basic—as reported	$1.39	$1.05	$1.65

Basic—pro forma	$1.26	$0.98	$1.57

Diluted—as reported	$1.30	$0.99	$0.88

Diluted—pro forma	$1.18	$0.92	$0.84

In connection with the Company’s management succession plan, which is described under the heading “Executive Officers and Compensation,” in the Company’s proxy statement filed on April 5, 2005, the vesting provisions of option grants on September 11, 2002 to three executive officers were revised by the Compensation Committee of the Company’s Board of Directors. Under the revised vesting dates, 50% of the options to purchase 208,333 shares at an exercise price of $0.51 per share granted to each of two of the executive officers vested on May 3, 2005, and the remaining 50% will vest no later than May 3, 2006. One of these officers retired on May 3, 2005, but was elected as a director of the Company at the Company’s annual meeting on the same date. One-third of the option to purchase 208,333 shares granted at an exercise price of $0.51 per share to the other executive officer vested on May 3, 2005; an additional one-third will vest no later than May 3, 2006; and the final one-third will vest no later than September 11, 2007. Under the revised vesting provisions, vesting may be accelerated upon the occurrence of an equity event as specified in the respective option agreements. As of December 31, 2005, approximately 228,000 of these options were vested and exercisable. The Compensation Committee of the Company’s Board of Directors reviewed the succession plan and the new vesting provisions of the option grants and determined that the changes associated with these options are not considered a modification that renews or increases the life of the option grant and thus does not result in a new measurement of compensation cost.

Until January 1, 2006, the Company continued to account for all of its stock options in accordance with APB No. 25 with appropriate disclosure of pro forma net income and earnings per share determined as if the fair value based method had been applied in measuring compensation cost. The Company expects to adopt the provisions of SFAS No. 123R upon its required implementation date of January 1, 2006. The adoption of SFAS 123R, will result in the recording of compensation expense in the Company’s consolidated statement of operations for the unvested option grants based on the fair value of the respective options at the date of grant.

Fair Values of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, investment in receivables portfolio, net, long-term debt, and obligations under capital leases. The fair value of cash and cash equivalents, long-term debt and obligations under capital leases approximates their respective carrying values. The Company considers it not practicable to perform a fair value calculation of the finance receivables due to the excessive costs that would be incurred.

Concentrations of Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions. Cash balances are generally substantially in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Earnings and Loss Per Share

Earnings and Loss per share are calculated pursuant to Statement of Financial Accounting Standards No. 128, “Earnings Per Share.” For the years ended December 31, 2004 and 2003, diluted earnings per share is computed giving effect to all dilutive potential common shares that were outstanding during the year. Dilutive potential common shares consist of incremental shares issuable upon exercise of stock options and warrants. During 2005, dilutive potential common shares also consisted of the assumed conversion of the Company’s convertible notes for the period from September 19, 2005 to October 28, 2005. On October 28, 2005, the Company’s stockholders approved a net share settlement of the Company’s convertible notes, thus not requiring the Company to include the assumed conversion on the convertible notes in the calculation of earnings per share unless the Company’s common stock prices exceeds $22.34 per share. See Note 7 for a more detailed discussion of convertible notes.

Effects of New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004) (“SFAS No. 123R”) “Share-Based Payment,” which is a revision of SFAS 123, “Accounting For Stock-Based Compensation.” SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods and services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R is effective for the Company in the first quarter of 2006 and the Company expects to use the modified prospective application method. For periods prior to implementation, the Company has retained its accounting for stock based employee compensation under APB 25 and has only adopted the pro forma disclosure requirements of SFAS 123. The Company expects that the adoption of this statement will reduce the Company’s reported net income and earnings per share. The effect of adopting this statement on the Company’s historical consolidated statements of operations is reflected on a proforma basis in the “Stock-Based Compensation” section above.

Reclassifications

Certain amounts included in the accompanying prior periods’ consolidated financial statements have been reclassified to conform to the current period presentation.

Note 2: Acquisition of Businesses

Ascension Capital Group, Ltd.

On August 30, 2005, the Company acquired substantially all the assets and assumed certain liabilities of Ascension Capital Group, Ltd. (“Ascension Capital”), which included customer contracts and a site in Arlington, Texas. The acquisition was accounted for as a business combination in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” The initial purchase price consisted of $15.8 million in cash and 230,176 shares of Encore common stock valued at $17.38 per share. In addition, the Company will be required to pay a $1.0 million working capital adjustment as part of the purchase price.

The Company also deposited $2.0 million into an escrow account in connection with the execution of a three-year employment contract with a key executive of Ascension Capital. The Company will recognize the $2.0 million as compensation expense ratably over three years. If the executive voluntarily departs without good reason or is terminated for cause, any unapplied funds from the escrow will be returned to the Company.

The results of operations of the business acquired have been included in the Company’s consolidated financial statements from the date of acquisition. An independent appraisal has been performed for certain identifiable intangible assets acquired in the acquisition. Intangibles assets identified were as follows (in thousands):

Identifiable Intangible Assets	Estimated Fair Value	Useful Economic Life
Trade Name and TradeMarks	$0.8	Indefinite
Internal Use Software	$0.3	4 years
Local Counsel Network	$0.1	4 years
Process/Know How	$0.1	4 years
Customer Relationships	$5.5	6-7 years

Trade Names and TradeMarks were added into Goodwill and the remaining identifiable intangibles assets were grouped as “identifiable intangibles assets” on the consolidated statement of financial condition. The Customer Relationships intangible asset is being amortized over the weighted average life using discounted cash flows, resulting in a majority of the amortization expense being recognized in the earlier portion of the useful life of the asset. The remaining identifiable intangible assets are being amortized on a straight-line basis over the useful economic life of 4 years. Amortization expense for the year ended December 31, 2005 was $0.8 million.

Pro forma disclosures have been omitted due to immateriality. The Company’s allocation of the purchase price, which was determined based on an independent appraisal, is summarized as follows (in thousands):

Total cash consideration	$15,807
Purchase price adjustment payable	1,010
Common stock	3,999
Acquisition-related costs	163

Total purchase price	$20,979

The Company’s allocation of the purchase price is summarized as follows (in thousands):

Assets:
Accounts receivable	$2,547
Notes receivable	1,789
Purchased Servicing Asset	3,743
Property and equipment	803
Other assets	166
Intangible assets	6,000
Goodwill	10,352

Total assets	25,400

Liabilities:
Accounts payable and accrued liabilities	373
Purchased service obligation	3,615
Debt	433

Total liabilities	4,421

Total purchase price	$20,979

Jefferson Capital

On June 7, 2005, the Company acquired certain assets, including receivable portfolios, from Jefferson Capital Systems, LLC (“Jefferson Capital”), a subsidiary of CompuCredit Corporation for $142.9 million in cash. The acquisition was accounted for as a business combination in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” The results of operations of the business acquired from Jefferson Capital have been included in the Company’s consolidated financial statements from the date of acquisition. As part of the acquisition, the Company acquired a portfolio of charged-off consumer credit card debt with a face value of approximately $2.8 billion, entered into a forward flow agreement to purchase a minimum of $3.0 billion in face value of credit card charge-offs from Jefferson Capital over a five-year period at a fixed price and entered into an agreement to offer employment to approximately 120 employees of Jefferson Capital at the Company’s collection site in St. Cloud, Minnesota in September 2005, after completion of a three-month transition services agreement with Jefferson Capital. In addition, the Company entered into a two-year agreement to sell Chapter 13 bankruptcies to Jefferson Capital based on a pre-set pricing schedule and agreed to provide Jefferson Capital with a prescribed number of accounts on a monthly basis for its balance transfer program, also on a pre-set pricing schedule. To fund this transaction, the Company entered into a new Revolving Credit Facility that initially provided for an aggregate revolving commitment of $150.0 million, which was subsequently increased to $200.0 million. See Note 7 for a further discussion of the Revolving Credit Facility.

The Company’s allocation of the purchase price, which was determined based on an independent appraisal, is summarized as follows (in thousands):

Investment in receivable portfolios	$96,600
Forward flow asset	42,466
Goodwill	3,796

Total purchase price	$142,862

The allocation to the forward flow asset represents the present value of the difference between (a) the estimated fair value of each portfolio to be acquired under the forward flow agreement and (b) the fixed purchase price of each such portfolio. The Company allocates a portion of the forward flow asset to the cost basis of receivable portfolio purchases under the forward flow agreement based on the proportion the purchase represents to the total purchase commitment, as adjusted for the time-value of money. The Company allocated $4.3 million of the forward flow asset to the cost basis of receivable portfolios purchased during the year ended December 31, 2005. The allocation to goodwill relates solely to the workforce acquired.

The unaudited pro forma results of operations below presents the impact on the Company’s results of operations as if the Jefferson Capital asset acquisition had occurred at the beginning of each period presented. This unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of the results of future operations. Unaudited pro forma information for the years ended December 31, are as follows (in thousands, except per share data):

	2005		2004
	Historical	Pro forma Combined	Historical	Pro forma Combined
Revenues	$221,835	$232,422	$178,475	$191,645
Net income	$31,091	$34,849	$23,176	$25,936
Basic earnings per share	$1.39	$1.56	$1.05	$1.18
Diluted earnings per share	$1.30	$1.45	$0.99	$1.10

Note 3: Goodwill

The following sets forth changes in our goodwill for the year ended December 31, 2005 (in thousands):

Goodwill
Balance at December 31, 2004	$—
Goodwill recorded for the Jefferson Capital acquisition	3,796
Goodwill recorded for Ascension Capital Group acquisition	10,352

Balance at December 31, 2005	$14,148

Note 4: Investment in Receivables Portfolios, Net

Prior to January 1, 2005, the Company accounted for its investment in receivable portfolios utilizing the interest method under the provisions of the AICPA’s Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Commencing January 1, 2005, the Company began accounting for its investment in receivable portfolios utilizing the interest method in accordance with the provisions of SOP 03-03. SOP 03-03 addresses accounting for differences between initial estimated cash flows expected to be collected from purchased receivables, or “pools,” and subsequent changes to those estimated cash flows. SOP 03-03 limits the revenue that may be accreted, (also known as accretable yield), to the excess of the Company’s estimate of undiscounted cash flows expected to be collected over the Company’s investment, or cost basis, in the pool. The effective interest rate applied to the cost basis of the pool is to remain level, or “static” throughout the life of the pool unless there was an increase in subsequent expected cash flows. Subsequent increases in cash flows expected to be collected generally are recognized prospectively through an upward adjustment of the pool’s effective interest rate over its remaining life. Subsequent decreases in expected cash flows do not change the effective interest rate, but are recognized as an impairment of the cost basis of the pool, and are reflected in the consolidated statement of operations as a reduction in revenue with a corresponding valuation allowance offsetting the investment in receivable portfolios in the consolidated statement of financial condition. The Company recognized $3.1 million in receivable portfolio impairments in 2005.

In accordance with SOP 03-03, static pools are established on a quarterly basis with accounts purchased during the quarter that have common risk characteristics. Discrete receivable portfolio purchases during a quarter are aggregated into pools based on these common risk characteristics. Once a static pool is established, the portfolios are permanently assigned to the pool. The discount (i.e., the difference between the cost of each static pool and the related aggregate contractual receivable balance) is not recorded because the Company expects to collect a relatively small percentage of each static pool’s contractual receivable balance. As a result, receivable portfolios are recorded at cost at the time of acquisition. Upon adoption of SOP 03-03, all portfolios with common risk characteristics purchased prior to the adoption of SOP 03-03 were aggregated by quarter of purchase.

The Company accounts for each static pool as a unit for the economic life of the pool (similar to one loan) for recognition of revenue from receivable portfolios, for collections applied to the cost basis of receivable portfolios and for provision for loss or impairment. Revenue from receivable portfolios is accrued based on each pool’s effective interest rate applied to each pool’s adjusted cost basis. The cost basis of each pool is increased by revenue earned and decreased by gross collections and impairments. The effective interest rate is the internal rate of return derived from the timing and amounts of actual cash received and anticipated future cash flow projections for each pool.

Accretable yield represents the amount of revenue the Company expects to generate over the remaining life of its existing investment in receivable portfolios based on estimated future cash flows. The following table summarizes the Company’s accretable yield and an estimate of zero basis future cash flows at the beginning and end of the current period (in thousands):

	For the Year Ended December 31, 2005
	Estimate of Zero Basis Cash Flows	Accretable Yield	Total
Beginning balance at December 31, 2004	$72,740	$263,139	$335,879
Revenue recognized, net	(10,360)	(40,060)	(50,420)
Additions on existing portfolios	11,432	26,162	37,594
Additions for current purchases	—	22,450	22,450

Balance at March 31, 2005	73,812	271,691	345,503
Revenue recognized, net	(9,230)	(44,289)	(53,519)
Additions on existing portfolios	1,694	10,130	11,824
Additions for current purchases	—	141,611	141,611

Ending balance at June 30, 2005	66,276	379,143	445,419
Revenue recognized, net	(6,848)	(51,238)	(58,086)
Additions on existing portfolios	2,394	15,392	17,786
Additions for current purchases	—	15,669	15,669

Ending balance at September 30, 2005	61,822	358,966	420,788
Revenue recognized, net	(5,974)	(47,932)	(53,906)
Additions (Deletions) on existing portfolios	1,268	(1,028)	240
Additions for current purchases	—	50,955	50,955

Ending balance at December 31, 2005	$57,116	$360,961	$418,077

During the year ended December 31, 2005, the Company purchased receivable portfolios with a face value of $5.9 billion for $195.6 million, or a purchase cost of 3.31% of face value. The estimated collections at acquisition for these portfolios amounted to $427.2 million.

Collections realized after the cost basis value of a portfolio has been fully recovered (“Zero Basis Portfolios”) are recorded as revenue (“Zero Basis Revenue”). During the year ended December 31, 2005 and 2004, approximately $32.4 million and $45.7 million, respectively, was recognized as revenue on portfolios for which the related cost basis has been fully recovered.

If the amount and timing of future cash collections on a pool of receivable portfolios are not reasonably estimable, the Company accounts for such portfolios on the cost recovery method (“Cost Recovery Portfolios”). No revenue is accreted on Cost Recovery Portfolios. All collections are applied 100% to recover the remaining cost basis of the portfolio and thereafter are recognized as revenue. At December 31, 2005, one portfolio with a book value of $1.0 million was accounted for using the cost recovery method. This portfolio was acquired in connection with the Jefferson Capital acquisition (Note 2) and consisted primarily of bankrupt and deceased accounts. These accounts have different risk characteristics than those included in other portfolios acquired during the quarter and accordingly were aggregated into a separate pool.

The following tables summarize the changes in the balance of the investment in receivable portfolios during the following periods (in thousands, except percentages):

	For the Year Ended December 31, 2005
	Accrual Basis Portfolios	Cost Recovery Portfolios	Zero Basis Portfolios	Total
Balance, beginning of period	$137,553	$410	$—	$137,963
Purchases of receivable portfolios	193,154	2,400		195,554
Transfers of portfolios	404	(404)	—	—
Gross collections(1)	(257,335)	(1,372)	(30,659)	(289,366)
Basis adjustments	(1,996)	—	(2)	(1,998)
Revenue recognized(1)	186,662	—	30,661	217,323
Impairments	(3,143)	—	—	(3,143)

Balance, end of period	$255,299	$1,034	$—	$256,333

Net revenue as a percentage of collections	71.3%	0.0%	100.0%	74.0%

	For the Year Ended December 31, 2004
	Accrual Basis Portfolios	Cost Recovery Portfolios	Zero Basis Portfolios	Total
Balance, beginning of period	$87,249	$1,887	$—	$89,136
Purchases of receivable portfolios	103,374	—	—	103,374
Transfers of portfolios	724	(724)	—	—
Gross collections(1)	(184,783)	(738)	(43,136)	(228,657)
Basis adjustments	(1,136)	(15)	(35)	(1,186)
Revenue recognized(1)	132,125	—	43,171	175,296

Balance, end of period	$137,553	$410	$—	$137,963

Net revenue as a percentage of collections	71.5%	0.0%	100.0%	76.7%

	For the Year Ended December 31, 2003
	Accrual Basis Portfolios	Cost Recovery Portfolios	Zero Basis Portfolios	Total
Balance, beginning of period	$63,253	$915	$—	$64,168
Purchases of receivable portfolios	88,809	1,025	—	89,834
Transfers of portfolios	(1,860)	1,860	—	—
Gross collections	(157,335)	(1,911)	(19,704)	(178,950)
Portion of litigation settlement proceeds applied to carrying value	(692)	—	—	(692)
Basis adjustments	(777)	(2)	(20)	(799)
Revenue recognized	95,851	—	19,724	115,575

Balance, end of period	$87,249	$1,887	$—	$89,136

Net revenue as a percentage of collections	60.9%	0.0%	100.0%	64.6%

(1)	Gross collections and revenue related to the retained interest are not included in these tables. Zero basis collections and revenue related to the retained interest (which was fully amortized in the second quarter of 2004) was $1.7 million for the year ended December 31, 2005. During the year ended December 31, 2004, gross collections and revenue related to the retained interest were $3.7 million and $2.5 million, respectively. During the year ended December 31, 2003, gross collections and revenue related to the retained interest were $6.8 million and $0.3 million, respectively.

For the year ended December 31, 2005, the Company recorded a $3.1 million provision for impairment losses. No provision for impairment losses was recorded during the years ended December 31, 2004 and 2003.

The following table summarizes the change in the valuation allowance for investment in receivable portfolios during the year ended December 31, 2005 (in thousands):

Valuation Allowance
Balance at December 31, 2004	$—
Provision for impairment losses	3,143

Balance at December 31, 2005	$3,143

The Company historically has purchased portfolios of charged-off unsecured consumer credit card receivables and relatively few portfolios of charged-off unsecured consumer loans. During 2001, the Company resumed purchasing charged-off unsecured consumer loans, in 2002 it began purchasing auto loan deficiencies, in 2004 it began purchasing charged-off consumer telecom receivables, and during 2005, the Company began purchasing charged-off medical receivables. The Company spent $19.2 million, $29.1 million and $6.0 million to purchase non-credit card receivables for the years ended December 31, 2005, 2004 and 2003, respectively. Gross collections related to all portfolios other than credit card receivables amounted to $28.0 million, $21.6 million and $6.1 million for the years ended December 31, 2005, 2004, and 2003, respectively.

The Company currently utilizes various business channels for the collection of its receivables. The following table summarizes the collections by collection channel (in thousands):

	Years Ended December 31,
	2005	2004	2003
Collection sites(1)	$127,980	$122,461	$119,330
Legal collections	88,144	70,167	39,080
Sales	26,739	22,504	28,071
Collection agencies(1)	44,384	13,636	—
Other	4,916	5,908	4,038

Gross collections for the period	$292,163	$234,676	$190,519

(1)	Collection agencies for the year ended December 31, 2005, includes collections made by the Jefferson Capital employees through the end of the three-month transition services agreement, which expired in September 2005. Collections made by these employees subsequent to the expiration of the transition services agreement are included in collection sites. Collections by Jefferson Capital employees included in collection agencies were $3.4 million during the transition services agreement.

Note 5: Property and Equipment

Property and equipment consist of the following as of the dates presented (in thousands):

	December 31, 2005	December 31, 2004
Furniture, fixtures and equipment	$1,750	$1,433
Computer equipment and software	10,519	10,867
Telecommunications equipment	2,106	1,856
Leasehold improvements	1,495	1,301

	15,870	15,457
Accumulated depreciation and amortization	(10,757)	(12,097)

	$5,113	$3,360

Note 6: Other Assets

Other assets consist of the following (in thousands):

	December 31, 2005	December 31, 2004
Debt issuance costs	$5,441	$443
Deferred court costs, net	3,811	1,769
Deferred compensation assets	3,887	2,351
Prepaid employment agreement	1,778	—
Other	1,148	1,708

	$16,065	$6,271

Deferred court costs represent court costs incurred by the Company in connection with collection related litigation that the Company expects to recoup upon settlement of the related accounts, net of an allowance for uncollectible court costs.

Deferred compensation assets represent monies held in a trust associated with the Company’s deferred compensation plan.

Note 7: Debt

The Company is obligated under borrowings as follows (in thousands):

	December 31, 2005	December 31, 2004
Convertible Senior Notes	$100,000	$—
Revolving Credit Facility	77,169	9,829
Secured Financing Facility	19,809	56,599
Secured Notes	441	139
Capital Lease Obligations	702	261

	$198,121	$66,828

Convertible Senior Notes

In September 2005, the Company issued $90.0 million of 3.375% convertible senior notes due September 19, 2010 (the “Convertible Notes”). As part of the offering, the Company granted the underwriters of the offering an option, solely to cover over-allotments, to purchase up to an additional aggregate $10.0 million principal amount of the Convertible Notes. This option was exercised in full in October 2005. Interest on the notes is payable semi-annually in arrears on March 19 and September 19 of each year, commencing March 19, 2006.

The Convertible Notes rank equally with the Company’s existing and future senior indebtedness and are senior to the Company’s potential future subordinated indebtedness. The Convertible Notes are convertible prior to maturity, subject to certain conditions described below, into shares of the Company’s common stock at an initial conversion rate of 44.7678 per $1,000 principal amount of notes, which represents an initial conversion price of approximately $22.34 per share, subject to adjustment.

As issued, the Convertible Notes required physical settlement in shares of the Company’s common stock at the time of conversion. In October 2005, the Company obtained stockholder approval of a net-share settlement feature, that allows the Company to settle conversion of the notes through a combination of cash and stock. Based on the provisions of EITF 90-19 and EITF 00-19, the net-settlement feature is accounted for as convertible debt and is not subject to the provisions of Statement of Financial Accounting Standards No. 133. As a result of the net-settlement feature, the Company will be able to substantially reduce the number of shares issuable in the event of conversion of the Convertible Notes by repaying principal in cash instead of issuing shares of common stock for that amount. Additionally, the Company will not be required to include the underlying shares of common stock in the calculation of the Company’s diluted weighted average shares outstanding for earnings per share until the Company’s common stock price exceeds $22.34.

The aggregate underwriting commissions and other debt issuance costs incurred with respect to the issuance of the Convertible Notes were $3.4 million, which have been capitalized as debt issuance costs on the Company’s consolidated statement of financial condition and are being amortized on an effective interest rate method over the term of the Convertible Notes.

The Convertible Notes also contain a restricted convertibility feature that does not affect the conversion price of the Convertible Notes but, instead, places restrictions on a holder’s ability to convert their Convertible Notes into shares of the Company’s common stock. A holder may convert the Convertible Notes prior to March 19, 2010 only if one or more of the following conditions are satisfied:

•	the average of the trading prices of the Convertible Notes for any five consecutive trading day period is less than 103% of the average of the conversion values of the Convertible Notes during that period;

•	the Company makes certain significant distributions to holders of the Company’s common stock;

•	the Company enters into specified corporate transactions; or

•	the Company’s common stock ceases to be approved for listing on the Nasdaq National Market and is not listed for trading on a U.S. national securities exchange or any similar U.S. system of automated securities price dissemination.

Holders also may surrender their Convertible Notes for conversion anytime on or after March 19, 2010 until the close of business on the trading day immediately preceding September 19, 2010, regardless if any of the foregoing conditions have been satisfied. Upon the satisfaction of any of the foregoing conditions as of the last day of the reporting period, or during the twelve months prior to September 19, 2010, the Company would write off to expense all remaining unamortized debt issuance costs.

If the Convertible Notes are converted in connection with certain fundamental changes that occur prior to March 19, 2010, the Company may be obligated to pay an additional make-whole premium with respect to the Convertible Notes so converted.

Convertible Notes Hedge Strategy. Concurrent with the sale of the Convertible Notes in September and October 2005, the Company purchased call options to purchase from the counterparties an aggregate of 4,476,780 shares of the Company’s common stock at a price of $22.34 per share. The cost of the call options totaled $27.4 million. The Company also sold warrants to the same counterparties to purchase from the Company an aggregate of 3,984,334 shares of the Company’s common stock at a price of $29.04 per share and received net proceeds from the sale of these warrants of $11.6 million. Taken together, the call options and warrant agreements have the effect of increasing the effective conversion price of the Convertible Notes to $29.04 per share. The call options, as issued, required physical settlement in shares. In October 2005, the Company obtained stockholder approval of a net-share settlement feature for the Convertible Notes which in turn, resulted in a modification of the call options to net-share settlement. The warrants must be settled in net shares, which means that if the market price per share of the Company’s common stock is above $29.04 per share, the Company will be required to deliver shares of its common stock representing the value of the warrants in excess of $29.04 per share.

In accordance with Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock” (“EITF No. 00-19”) and Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” the Company recorded the call options and warrants as additional paid in capital as of December 31, 2005, and will not recognize subsequent changes in fair value of the call options and warrants in its consolidated financial statements.

The warrants have a strike price of $29.04 and are generally exercisable at anytime. The Company issued and sold the warrants in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, because the offer and sale did not involve a public offering. There were no underwriting commissions or discounts in connection with the sale of the warrants.

Revolving Credit Facility

On June 30, 2004, the Company entered into a $75.0 million, three-year revolving credit facility to be utilized for the purposes of purchasing receivable portfolios and for working capital needs. On June 7, 2005, the Company replaced the $75.0 million revolving credit facility with a new $150.0 million revolving facility (“Revolving Credit Facility”) from the same financial institution. Effective August 1, 2005, the Company amended the Revolving Credit Facility. The amendment contained several provisions including an increase of the facility to $200.0 million, changes to certain financial covenants, the ability to increase the facility to $225.0 million, a reduction on the interest spreads and the ability to incur certain additional indebtedness.

The Revolving Credit Facility has a maturity date of June 7, 2008 and bears interest at a floating rate equal to, at the Company’s option, either: (a) reserve adjusted LIBOR plus a spread that ranges from 175 to 300 basis points, depending on the Company’s leverage; or (b) the higher of (1) the federal funds rate then in effect plus a spread of 50 to 75 basis points and (2) the prime rate then in effect plus a spread that ranges from 0 to 25 basis points. The applicable margin will be adjusted quarterly based on a pricing grid that takes into account certain financial covenants related to the Company’s consolidated statement of financial condition and results of operations. At December 31, 2005, amounts outstanding under the Revolving Credit Facility bore interest at 7.50%. The Revolving Credit Facility is secured by all assets of the Company, except for the assets of the Company’s wholly-owned subsidiary, MRC Receivables Corporation, in which the Company’s former secured lender has a first priority security interest. The Revolving Credit Facility also requires the Company to pay certain fees and expenses to the lender in connection with the related commitment letter and the Revolving Credit Facility.

The Revolving Credit Facility provides for an aggregate revolving commitment of $200.0 million, subject to borrowing base availability, with $5.0 million sub-limits for swingline loans and letters of credit. The Revolving Credit Facility borrowing base provides for an 85.0% initial advance rate for the purchase of qualified receivable portfolios. The borrowing base reduces for each qualifying portfolio by (i) the purchase price multiplied by (ii) 85% less 3% per month beginning after the third complete month subsequent to purchase. The aggregate borrowing base is equal to the lesser of (a) the sum of all of the borrowing bases of all qualified receivable portfolios under this facility, as defined above, and (b) 95% of the net book value of all receivable portfolios acquired on or after January 1, 2005. This financing arrangement does not require the Company to share residual collections with the lender and may be pre-paid in full without penalty

The terms of the Revolving Credit Facility include restrictions and covenants, which limit, among other things, the payment of dividends and the incurrence of additional indebtedness and liens. The terms also require compliance with financial covenants requiring maintenance of specified ratios of EBITDA to liabilities, tangible net worth to liabilities and EBIT to interest expense. Subject to certain exceptions, the dividend restriction referred to above generally provides that the Company will not, during any fiscal year, make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 20% of consolidated net income for such period.

The credit agreement specifies a number of events of default (some of which are subject to applicable cure periods), including, among others, the failure to make payments when due, noncompliance with covenants, and defaults under other agreements or instruments of indebtedness. Upon the occurrence of an event of default, the lenders may terminate the Revolving Credit Facility and declare all amounts outstanding to be immediately due and payable.

At December 31, 2005, of the $200.0 million commitment, our outstanding balance was $77.2 million and our aggregate borrowing base was $153.4 million, of which $76.2 million was available for future borrowings. See Note 2 of our consolidated financial statements for a discussion of the acquisition of certain assets from Jefferson Capital.

In conjunction with establishing and amending this Revolving Credit Facility in 2005 and 2004, the Company incurred loan fees and other loan costs amounting to $3.0 million. These costs are amortized over the term of the amended agreement.

Secured Financing Facility

On December 31, 2004, the $75.0 million secured financing facility (the “Secured Financing Facility”) expired. The Secured Financing Facility was entered into on December 20, 2000 by MRC Receivables Corporation, a wholly owned bankruptcy-remote, special-purpose entity to finance the purchase of receivable portfolios. The facility generally provided for a 90.0% advance rate with respect to each qualified receivable portfolio purchased. Interest accrues at the prime rate plus 3.0% per annum and is payable weekly. Amounts outstanding under the Secured Financing Facility bore interest at 10.25% at December 31, 2005. Notes issued under the facility are collateralized by the charged-off receivables that are purchased with the proceeds from this financing arrangement. Each note has a maturity date not to exceed 27 months after the borrowing date. Once the notes are repaid and the Company has been repaid its investment, the Company and the lender share the residual collections from the receivable portfolios, net of servicing fees. The sharing in residual cash flows continues for the entire economic life of the receivable portfolios financed using this facility, and will extend substantially beyond the expiration date of the Secured Financing Facility. New advances for portfolio purchases under the Secured Financing Facility are not available beyond the December 31, 2004 expiration date. The Company was required to give the lender the opportunity to fund all of its purchases of charged-off credit card receivables with advances on the Secured Financing Facility through December 31, 2004. Most purchases during the fourth quarter of 2004 were financed under an amendment to the Secured Financing Facility that provides for a cap, as defined, on the total amount of interest owed to the lender for such borrowings.

The following table summarizes interest expense associated with the Secured Financing Facility for the periods presented (in thousands):

	For the Years Ended December 31,
	2005	2004	2003
Stated interest	$3,248	$2,462	$2,233
Amortization of loan fees	—	—	51
Contingent interest	23,187	32,261	16,024

Total interest expense	$26,435	$34,723	$18,308

The Secured Financing Facility had a balance of $19.8 million as of December 31, 2005 and was collateralized by certain charged-off receivable portfolios with an aggregate carrying amount of $62.4 million at that time. The assets pledged under this financing facility, together with their associated cash flows, would not be available to satisfy claims of general creditors of the Company.

In conjunction with the Secured Financing Facility, the Company issued warrants to purchase up to 621,576 shares of Encore’s common stock at $1.00 per share subject to customary anti-dilution adjustments. The Secured Financing Facility lender exercised all of the warrants in December 2003.

Secured Notes

Secured notes represents various notes entered into by the Company and assumed by the Company in connection with the Ascension Capital acquisition. The notes are secured by various equipment and carry interest rates ranging from 7.25% to 8.25% as of December 31, 2005. The notes mature at various dates ranging from June 2006 to August 2008. The Secured Notes had a balance of $0.4 million as of December 31, 2005.

Capital Lease Obligations

The Company has capital lease obligations for certain computer equipment. These lease obligations require monthly payments aggregating approximately $21,372 through November 2008 and has an implicit interest rates ranging 2.9% to 3.1%. The capital lease obligations outstanding balance was $0.7 million as of December 31, 2005.

Five Year Maturity Schedule

The following table summarizes the five year maturity of the Company’s debt (in thousands):

	2006	2007	2008	2009	2010	Total
Convertible Senior Notes	—	—	—	—	$100,000	$100,000
Revolving Credit Facility	—	—	$77,169	—	—	$77,169
Secured Financing Facility	$8,303	$11,506	—	—	—	$19,809
Secured Notes	$190	$101	$150	—	—	$441
Capital Lease Obligations	$239	$246	$217	—	—	$702

Total						$198,121

Note 8: Stock Based Compensation

The 1999 Equity Participation Plan (1999 Plan), as amended, reserved up to 3,300,000 shares for grant to employees, directors and consultants. Pursuant to the 1999 Plan, the Company could grant options at a price in excess of 85.0% of the fair market value on the date of the grant and for a term not to exceed ten years. Options generally vested ratably over a three-year period unless otherwise determined by the Compensation Committee of the Board of Directors.

On March 30, 2005, the Board of Directors of the Company adopted a new 2005 Stock Incentive Plan (2005 Plan) for Board members, employees, officers, and executives of, and consultants and advisors to, the Company. The 2005 Plan was effective as of March 30, 2005, and was approved by the Company’s stockholders at the annual meeting on May 3, 2005. The 2005 Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance shares, and performance-based awards to eligible individuals. Upon adoption, an aggregate of 1,500,000 shares of the Company’s common stock were available for awards under the 2005 Plan, plus ungranted shares of stock that were available for future awards under the 1999 Plan. In addition, shares subject to options granted under either the 1999 Plan or the 2005 Plan that terminate or expire without being exercised are available for grant under the 2005 Plan.

On November 1, 2005, the Board of Directors of the Company adopted a new long-range incentive program (“Performance Shares”) to officers, executives, and other eligible employees pursuant to the Encore Capital Group, Inc. 2005 Stock Incentive Plan. The program will make annual grants of performance shares subject to the following criteria:

a)	the aggregate value of the Annual Grants will be based on a stated percentage of the recipient’s base salary;

b)	the target award percentage for eligible recipients, grouped by management seniority, will be determined by the Committee annually, based upon competitive market data; and

c)	the performance targets for the Performance Shares and the vesting schedules for both the Performance Shares will also be determined by the Committee annually.

As of December 31, 2005, the Company issued 62,550 of performance share grants that could vest from 2006 to 2010, depending if certain performance criteria are achieved. If no such performance criteria are met, 50% of the shares vest in 2010 and the remaining 50% are forfeited.

A summary of the Company’s stock option activity and related information is as follows:

	Number of Shares	Option Price Per Share	Weighted- Average Exercise Price
Outstanding at December 31, 2002	1,820,999	$0.35-$1.00	$0.76
Granted	661,000	1.30-11.00	6.23
Cancelled	(100,666)	0.35-1.30	0.87
Exercised	(634,869)	0.35-1.00	0.97

Outstanding at December 31, 2003	1,746,464	0.35-11.00	2.75
Granted	524,000	16.17-18.63	17.43
Cancelled	(22,165)	0.35-16.17	7.87
Exercised	(162,810)	0.35-4.50	1.03

Outstanding at December 31, 2004	2,085,489	0.35-18.63	6.52
Granted	929,900	15.42-20.30	16.66
Cancelled	(96,161)	1.30-16.93	13.17
Exercised	(255,000)	0.35-16.17	4.76

Outstanding at December 31, 2005	2,664,228	$0.35-$20.30	$9.99

The total options exercisable as of December 31, 2005, 2004, and 2003 were 984,124, 535,173 and 201,724, respectively, with weighted average exercise prices of $5.21, $5.06 and $6.28, respectively.

The following table summarizes outstanding and exercisable options as of December 31, 2005:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Life	Number Outstanding	Weighted- Average Exercise Price
$0.35-$0.52	626,164	$0.50	6.66	278,944	$0.49
1.00	244,002	1.00	5.25	244,002	1.00
1.30	153,662	1.30	7.08	88,169	1.30
2.95	37,500	2.95	7.30	20,834	1.30
4.50	833	4.50	7.35	—	—
11.00	241,667	11.00	7.83	241,667	11.00
15.42	300,000	15.42	9.34	—	—
16.17	170,500	16.17	8.27	57,174	16.17
16.19	359,900	16.19	9.84	—	—
16.93	10,000	16.93	8.34	3,334	16.93
17.83	35,000	17.83	9.45	—	—
18.02	150,000	18.02	9.59	—	—
18.63	250,000	18.63	8.72	50,000	18.63
20.09	60,000	20.09	9.08	—	—
20.30	25,000	20.30	9.16	—	—

$0.35-$20.30	2,664,228	$9.99	7.98	984,124	$5.21

Note 9: Public Offering

On October 1, 2003, the Company and certain selling stockholders completed a follow-on public offering of 5.0 million shares of common stock at $11.00 per share, of which 3.0 million shares were offered by the Company and 2.0 million shares were offered by selling stockholders. The proceeds to the Company, net of the underwriters’ commissions and offering expenses of $2.9 million, approximated $30.1 million. In addition, the Company received approximately $0.5 million from the exercise of options and warrants relating to shares offered by certain selling stockholders. The Company did not receive any of the proceeds from the 2.0 million shares offered by the selling stockholders.

On October 21, 2003, the underwriters of the follow-on public offering exercised in full and closed the sale of their over-allotment option to purchase an additional 750,000 shares of the Company’s common stock at $11.00 per share, less the applicable underwriting discount, all of which represented shares offered by selling shareholders. The Company received approximately $29,000 from the exercise of options relating to certain shares included in the over-allotment option. The Company did not receive any proceeds from the sale of the additional shares.

Note 10: Income Taxes

The provision for income taxes consists of the following for the years ended December 31 (in thousands):

	2005	2004	2003
Current expense:
Federal	$18,168	$11,952	$3,628
State	5,029	2,903	1,919

	23,197	14,855	5,547

Deferred expense (benefit):
Federal	(1,681)	639	5,114
State	(381)	176	342

	(2,062)	815	5,456

	$21,135	$15,670	$11,003

The components of deferred tax assets and liabilities consist of the following as of December 31 for the years presented (in thousands):

	2005	2004
Deferred tax assets:
State tax deductions	$462	$280
Accrued expenses	577	712
Contributions to non qualified plan	1,130	943
Deferred revenue	2,163	—
Differences in income recognition related to receivable portfolios and retained interest	3,232	2,942

	7,564	4,877

Deferred tax liabilities:
Contingent interest expense	2,639	3,071
Deferred court costs	1,552	720
Difference in basis of amortizable assets	309	—
Difference in basis of depreciable assets	987	608
Other	37	117

	5,524	4,516

Net deferred tax asset	$2,040	$361

The differences between the total income tax expense and the income tax expense computed using the applicable federal income tax rate of 35% per annum for the years ended December 31, 2005 and 2004 and 34% per annum for the year ended December 31, 2003 were as follows (in thousands):

	2005	2004	2003
Computed “expected” federal income tax expense	$18,279	$13,596	$10,004
Increase (decrease) in income taxes resulting from:
State income taxes, net	2,975	2,226	1,561
Other adjustments, net	(119)	34	(562)
Decrease in valuation allowance	—	(186)	—

	$21,135	$15,670	$11,003

Concurrent with the sale of the Convertible Notes in September and October 2005 (see Note 7), the Company purchased call options to purchase from the counterparties an aggregate of 4,476,780 shares of the Company’s common stock at a price of $22.34 per share. The cost of the call options totaled $27.4 million. The Company is treating the Convertible Notes and the purchased call options as integrated synthetic debt instruments pursuant to applicable Treasury Regulations. The cost of the call options is treated as original issue discount (“OID”), reducing the carrying value of the Convertible Notes for tax purposes and is amortized using the constant yield method. For 2005, the Company has treated the current deduction of the OID interest as a credit to equity in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes.

Note 11: Litigation Settlement

On March 21, 2003, certain of the Company’s subsidiaries entered into a settlement agreement with a large credit card issuer in connection with the lawsuit filed against it in February 2001. Pursuant to the terms of the settlement (the “Litigation Settlement”), the large credit card issuer paid the Company $11.1 million on April 4, 2003 in full and complete satisfaction of the claims. The net proceeds of $7.9 million, which is net of litigation expenses and attorneys’ fees, were used to repay debt.

During the first quarter of 2003, the Company recorded a net gain of $7.2 million, which was comprised of the net proceeds of $7.9 million, reduced by the remaining carrying value of the related receivables portfolios as of March 31, 2003, which was $0.7 million.

Note 12: Commitments and Contingencies

Litigation

On October 18, 2004, Timothy W. Moser, a former officer of the Company, filed an action in the United States District Court for the Southern District of California against the Company, and certain individuals, including several of the Company’s officers and directors. On February 14, 2005 the Company was served with an amended complaint in this action alleging defamation, intentional interference with contractual relations, breach of contract, breach of the covenant of good faith and fair dealing, intentional and negligent infliction of emotional distress and civil conspiracy arising out of certain statements in the Company’s Registration Statement on Form S-1 originally filed in September 2003 and alleged to be included in the Company’s Registration Statement on Form S-3 originally filed in May 2004. The amended complaint seeks injunctive relief, economic and punitive damages in an unspecified amount plus an award of profits allegedly earned by the defendants and alleged co-conspirators as a result of the alleged conduct, in addition to attorney’s fees and costs. The Company believes the claims are without merit and will vigorously defend the action. Although the outcome of this matter cannot be predicted with certainty, management does not currently believe that this matter will have a material adverse effect on the Company’s consolidated financial position or results of operations.

On September 7, 2005, Mr. Moser filed a related action in the United States District Court for the Southern District of California against Triarc Companies, Inc. (Triarc), a significant stockholder of the Company, alleging intentional interference with contractual relations and intentional infliction of emotional distress. The case arises out of the same statements made or alleged to have been made in the Company’s Registration Statements mentioned above. On January 7, 2006, Triarc was served with an amended complaint seeking injunctive relief, an order directing Triarc to issue a statement of retraction or correction of the allegedly false statements, economic and punitive damages in an unspecified amount and attorney’s fees and costs. Triarc tendered the defense of this action to the Company, and the Company accepted the defense and will indemnify Triarc, pursuant to the indemnification provisions of the Registration Rights Agreements dated as of October 31, 2000 and February 21, 2002, and the Underwriting Agreements dated September 25, 2004 and January 20, 2005 to which Triarc is a party. The Company believes the claims are without merit and will vigorously defend the action. Although the outcome of this matter cannot be predicted with certainty, management does not currently believe that this matter will have a material adverse effect on the Company’s consolidated financial position or results of operations.

The Fair Debt Collection Practices Act (“FDCPA”) and comparable state statutes may result in class action lawsuits, which can be material to the Company due to the remedies available under these statutes, including punitive damages. The Company has recently experienced an increase in the volume of such claims, which we believe reflects the trend in our industry. Management is aware of 12 cases styled as class actions that have been filed against the Company. To date, no class has been certified in any of these cases. The Company believes that these cases are without merit and intends to vigorously defend them. However, several of these cases present novel issues on which there is no legal precedent. As a result, the Company is unable to predict the range of possible outcomes.

There are a number of other lawsuits or claims pending or threatened against the Company. In general, these lawsuits or claims have arisen in the ordinary course of business and involve claims for actual damages arising from alleged misconduct or improper reporting of credit information by the Company or its employees. Although litigation is inherently uncertain, based on past experience, the information currently available and the possible availability of insurance and/or indemnification from originating institutions in some cases, management of the Company does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on the Company’s consolidated financial position or results of operations. However, future events or circumstances, currently unknown to management, will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on the Company’s consolidated financial position, liquidity or results of operations in any future reporting periods.

Leases

The Company leases office facilities and equipment in Phoenix, Arizona, Arlington, Texas, St. Cloud, Minnesota and in San Diego, California. The leases are structured as operating leases, and the Company incurred related rent expense in the amounts of $2.0 million, $1.1 million and $1.0 million during 2005, 2004 and 2003, respectively.

Commitments for future minimum rentals as of December 31, 2005 are presented below for the years ending December 31 (in thousands):

2006	2007	2008	2009	>2009	Total
$1,762	$1,618	$1,529	$1,276	$5,896	$12,081

The Company leases certain property and equipment through capital leases. These long-term leases are non-cancelable and expire on varying dates through 2008. At December 31, 2005 and 2004, the cost of assets under capital leases was $1.9 million and $1.3 million, respectively. The related accumulated amortization as of December 31, 2005 and 2004 was $1.3 million and $1.1 million, respectively. Amortization of assets under capital leases is included in depreciation and amortization expense.

Future minimum lease payments under capital lease obligations consist of the following for the years ending December 31 (in thousands):

2006	2007	2008	Total	Interest(1)	Principal
$256	$256	$221	$733	$(31)	$702

(1)	This amount represents interest ranging from 2.9% to 3.1% per annum

Purchase Commitments

In connection with the Company’s acquisition of Jefferson Capital in June 2005 (see Note 2), the Company entered into a forward flow agreement to purchase a minimum of $3.0 billion in face value of credit card charge-offs over a five-year period at a fixed price. Future minimum purchase commitments under this agreement are as follows as of December 31, 2005 (amounts in thousands):

2006	2007	2008	2009	2010	Total
$36,445	$36,445	$36,445	$36,445	$18,223	$164,003

Employee Benefit Plans

The Company maintains a 401(k) Salary Deferral Plan (the “Plan”) whereby eligible employees may voluntarily contribute up to a maximum percentage of compensation, as specified in Internal Revenue Code limitations. The Company may match a percentage of employee contributions at its discretion. Employer matching contributions and administrative costs relating to the Plan totaled $0.8 million, $0.6 million and $0.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Effective March 1, 2002, the Company adopted a non-qualified deferred compensation plan for its senior management. This plan permits deferral of a portion of compensation until a specified period of time. As of December 31, 2005, the plan assets and plan liabilities were $3.9 million and $3.2 million, respectively. As of December 31, 2004, the plan assets and plan liabilities were each $2.4 million. These amounts are included in the Company’s consolidated statement of financial condition in accrued liabilities and other assets. The use of plan assets is legally restricted to distributions to participants or to creditors in the event of bankruptcy.

Employment Agreements

On July 5, 2005, the Company announced the appointment of a new Executive Vice President and General Manager. The Company entered into a severance agreement, pursuant to which if the executive is terminated without cause, as defined in the agreement, the Company is required to make a severance payment in an amount not to exceed twelve months’ salary, depending on his length of tenure with the company.

In June 2005, the Company entered into an employment agreement with an executive officer, which provides a three year term and a one-year automatic renewal. The base compensation aggregates $0.4 million per annum, plus incentive compensation, as defined. The agreement provides for severance payments for termination without cause, over the longer of the then remaining effective term of the agreement or eighteen months, plus pro rated bonus, and a lump sum payment equal to one and a half years’ base salary plus 150% of the average annual bonuses over the preceding three years following a “control event”, as defined in the agreement.

Also, in June 2005, the Company entered into another employment agreement with another executive officer, which provides a term through May 3, 2006. The base compensation aggregates $0.4 million per annum, plus incentive compensation, as defined. The agreement also provides for a lump sum severance payment for termination without cause, equal to 100% of base salary from the date of termination through May 3, 2006, plus 100% of the annual bonus.

In May 2005, the Company appointed a new Executive Vice President, Chief Financial Officer and Treasurer. The Company has a severance agreement with such officer that provides for severance payments for termination, up to a maximum of twelve months. In addition, if a change in control occurs, the Company is required to pay twelve months of base salary, plus pro rated bonus through the termination date.

Self Insured Health Benefits

Effective June 1, 2003, the Company established a self-insured health benefits plan for its employees. This plan is administered by a third party, and has stop loss provisions insuring losses beyond $100 thousand per employee per year, and $2.2 million per year in the aggregate, subject to adjustment as defined. As of December 31, 2005 and 2004, the Company recorded a reserve for unpaid claims in the amount of $0.5 million and $0.4 million, respectively, in accrued liabilities in the Company’s consolidated statement of financial condition. This amount represents the Company’s estimate of incurred but not reported claims from the inception of the plan at June 1, 2003 to December 31, 2005.

Self Insured Workers Compensation Plan

Effective November 1, 2003, the Company established a self-insured workers compensation plan for its employees. This plan is administered by a third party, and has stop loss provisions insuring losses beyond $250 thousand per employee per occurrence, and $1.5 million per year in the aggregate, subject to adjustment as defined. As of December 31, 2005 and 2004, the Company recorded a reserve for unpaid claims in the amount of $0.6 million in accrued liabilities in the Company’s consolidated statement of financial condition. This amount represents the Company’s estimate of incurred but not reported claims from the inception of the plan at November 1, 2003 to December 31, 2005.

Guarantees

The Company’s Certificate of Incorporation and indemnification agreements between the Company and its officers and directors provide that we will indemnify and hold harmless our officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The Company has also agreed to indemnify certain third parties under certain circumstances pursuant to the terms of certain underwriting agreements, registration rights agreements and portfolio purchase and sale agreements. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2005.

Long Term Incentive Program

On November 1, 2005, the Board of Directors of the Company adopted a new long-range incentive program for the grant of performance based restricted stock (“Performance Shares”) and or stock options to officers, executives, and other eligible employees pursuant to the Encore Capital Group, Inc. 2005 Stock Incentive Plan. Pursuant to the program, the Board will make annual grants of Performance Shares and or stock options subject to the following criteria:

•	the aggregate value of the Annual Grants will be based on a stated percentage of the recipient’s base salary;

•	the target award percentage for eligible recipients, grouped by management seniority, will be determined by the Committee annually, based upon competitive market data; and

•	the performance targets for the Performance Shares and the vesting schedules for both the Performance Shares and stock options will also be determined by the Committee annually.

As of December 31, 2005, the Company has granted 62,550 Performance Shares that could vest from 2006 to 2010, if certain performance criteria are achieved.

Funding Commitments

In 2005, the Company agreed to commit capital to pursue a joint business opportunity with an unrelated third party. As of December 31, 2005, the Company’s remaining funding commitment was $0.9 million.

Purchase Concentrations

The following table summarizes the concentration of our purchases by seller by year sorted by total aggregate costs for the three year periods, adjusted for put-backs, account recalls and replacements (in thousands, except percentages):

	Concentration of Initial Purchase Cost by Seller
	For the Years Ended December 31,
	2005		2004		2003		Total
	Cost	%	Cost	%	Cost	%	Cost	%
Seller 1	$116,862	59.8%	$—	0.0%	$—	0.0%	$116,862	30.1%
Seller 2	44,815	22.9%	21,300	20.6%	—	0.0%	66,115	17.0%
Seller 3(2)	—	0.0%	20,454	19.8%	30,420	33.9%	50,874	13.1%
Seller 4	—	0.0%	1,647	1.6%	23,614	26.3%	25,261	6.5%
Seller 5	—	0.0%	17,624	17.0%	—	0.0%	17,624	4.5%
Seller 6	11,414	5.8%	3,865	3.7%	—	0.0%	15,279	3.9%
Seller 7	—	0.0%	15,063	14.6%	—	0.0%	15,063	3.9%
Seller 8	—	0.0%	—	0.0%	9,458	10.5%	9,458	2.4%
Seller 9	7,031	3.6%	—	0.0%	—	0.0%	7,031	1.8%
Seller 10	—	0.0%	—	0.0%	6,364	7.1%	6,364	1.7%
Other	15,432	7.9%	23,421	22.7%	19,978	22.2%	58,831	15.1%

	195,554	100.0%	103,374	100.0%	89,834	100.0%	388,762	100.0%

Adjustments(1)	(652)		(1,645)		(1,280)		(3,577)

Cost, net	$194,902		$101,729		$88,554		$385,185

(1)	Adjusted for put-backs, account recalls and replacements.
(2)	Purchases from Seller 3 were conducted under a forward flow arrangement that was not renewed for 2005.

Note 13: Segment Reporting

In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which supersedes SFAS No. 14, “Financial Reporting for Segments of a Business Enterprise.” SFAS No. 131 establishes standards in reporting information about a public business enterprise’s operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. For the year ended December 31, 2005, the Company has determined it operates in more than one segment, however, based on requirements of SFAS No. 131, under “Quantitative Thresholds” the operating segment of Ascension Capital does not meet the minimum requirement of 10% of combined revenues, reported profit or loss, or combined assets and accordingly, no segment disclosures have been made for year ended December 31, 2005.

Note 14: Quarterly Information (Unaudited)

The following table summarizes quarterly financial data for the periods presented (in thousands, except per share amounts):

	Three Months Ended
	March 31	June 30	September 30	December 31
2005
Gross collections	$65,853	$70,407	$83,899	$72,004
Revenues	50,476	53,758	59,225	58,376
Total operating expenses	30,291	31,904	37,632	37,994
Net income	7,452	8,097	7,779	7,763
Basic earnings per share	0.34	0.36	0.35	0.35
Diluted earnings per share	0.32	0.34	0.33	0.32

2004
Gross collections	$63,996	$57,401	$59,904	$53,375
Revenues	42,387	43,586	46,523	45,979
Total operating expenses	23,316	25,435	28,315	27,923
Net income	6,016	5,595	5,882	5,683
Basic earnings per share	0.27	0.25	0.27	0.26
Diluted earnings per share	0.26	0.24	0.25	0.24